Filed Pursuant to Rule 433

Issuer Free Writing Prospectus dated August 8, 2023

Relating to Preliminary Prospectus Supplement dated August 8, 2023 and

Prospectus dated February 7, 2023

Registration No. 333-269628

Oaktree Specialty Lending Corporation

$300,000,000

7.100% Notes due 2029

PRICING TERM SHEET

August 8, 2023

The following sets forth the final terms of the 7.100% Notes due 2029 and should only be read together with the preliminary prospectus supplement dated August 8, 2023, together with the accompanying prospectus dated February 7, 2023 relating to these securities (the “Preliminary Prospectus”), and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Oaktree Specialty Lending Corporation

Security:	7.100% Notes due 2029

Expected Ratings (Moody’s / Fitch)*:	Baa3 (Stable)/ BBB- (Stable)

Aggregate Principal Amount Offered:	$300,000,000

Trade Date:	August 8, 2023

Settlement Date**:	August 15, 2023 (T+5)

Maturity Date:	February 15, 2029

Interest Payment Dates:	February 15 and August 15, commencing February 15, 2024

Record Dates:	February 1 and August 1, as the case may be, immediately preceding the relevant interest payment date

Price to Public (Issue Price):	98.837%

Coupon (Interest Rate):	7.100%

Yield to Maturity:	7.361%

Spread to Benchmark Treasury:	+325 basis points

Benchmark Treasury:	4.125% due July 31, 2028

Benchmark Treasury Price and Yield:	100-02 and 4.111%

Optional Redemption:	Prior to January 15, 2029 (one month prior to the maturity date of the Notes), or the Par Call Date, Oaktree Specialty Lending Corporation (“OCSL”) may redeem the Notes at our option, in whole or in part, at any time and from time to time, at a redemption price equal to the greater of:

• 100% of the principal amount of the Notes to be redeemed, plus, in either case, accrued and unpaid interest thereon to the redemption date, or

•  (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 50 basis points less (b) interest accrued to the date of redemption.

On or after the Par Call Date, OCSL may redeem the Notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Notes being redeemed plus accrued and unpaid interest thereon to the redemption date.

Denomination:	$2,000 and integral multiples of $1,000 in excess thereof

CUSIP / ISIN:	67401PAD0 / US67401PAD06

Joint Book-Running Managers:	BofA Securities, Inc.
RBC Capital Markets, LLC
J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.

Co-Managers:	ING Financial Markets LLC
BNP Paribas Securities Corp.
CIBC World Markets Corp.
Citigroup Global Markets Inc.
Keefe, Bruyette & Woods, Inc.
Barclays Capital Inc.
Deutsche Bank Securities Inc.
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Wells Fargo Securities, LLC
CIT Capital Securities
B. Riley Securities, Inc.
Citizens JMP Securities, LLC
Hovde Group, LLC
Jefferies LLC
Oppenheimer & Co., Inc.
R. Seelaus & Co., LLC

Notes:

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

Oaktree Specialty Lending Corporation expects that delivery of the Notes will be made against payment therefor on or about August 15, 2023, which will be the fifth business day following the date of the pricing of the Notes (such settlement being herein referred to as “T+5”). Under Rule 15c6-1 promulgated under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes prior to the second business day prior to the date of delivery hereunder will be required, by virtue of the fact that the Notes initially will settle in T+5 business days, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement.

Investors are advised to carefully consider the investment objectives, risks, charges and expenses of Oaktree Specialty Lending Corporation before investing. The Preliminary Prospectus, which has been filed with the Securities and Exchange Commission (the “SEC”), contains this and other information about Oaktree Specialty Lending Corporation and should be read carefully before investing.

The Preliminary Prospectus and this pricing term sheet are not offers to sell any securities of Oaktree Specialty Lending Corporation and are not soliciting an offer to buy such securities in any state or jurisdiction where such offer and sale is not permitted.

Oaktree Specialty Lending Corporation has filed a shelf registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus and other documents Oaktree Specialty Lending Corporation has filed with the SEC for more complete information about Oaktree Specialty Lending Corporation and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Oaktree Specialty Lending Corporation, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and accompanying prospectus if you request it from BofA Securities, Inc., NC1-022-02-25, 201 North Tryon Street, Charlotte NC 28255-0001, Attn: Prospectus Department, or by calling 1-800-294-1322, or email dg.prospectus_requests@bofa.com; J.P. Morgan Securities LLC, 383 Madison Avenue, New York, NY 10179, Attn: Investment Grade Syndicate Desk, telephone: 212-834-4533, fax: 212-834-6081; RBC Capital Markets, LLC at Brookfield Place, 200 Vesey Street, 8th Floor, New York, New York 10281, toll-free: 1-866-375-6829; or SMBC Nikko Securities America, Inc. at 277 Park Avenue, New York, New York 10172, Attn: Debt Capital Markets, 1-888-868-6856.